UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

STERLING FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
859319105
(CUSIP Number)
SCOTT A. ARENARE, ESQ.
MANAGING DIRECTOR AND GENERAL COUNSEL
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

August 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Convertible Participating Voting Preferred Stock, Series B, no par value per share and liquidation preference $4.60 per share (“Series B Preferred Stock”) (or 786,209,000 shares of Common Stock, no par value per share (the “Common Stock”), on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Convertible Participating Voting Preferred Stock, Series D, no par value per share and liquidation preference $4.60 per share (“Series D Preferred Stock”). The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of a warrant, which is exercisable to purchase 86,625,000 shares of Common Stock, if the Stockholder Proposals (as defined in Item 4 below) have been approved, or exercisable to purchase 188,315 shares of Series B Stock, if the Stockholder Proposals (as defined in Item 4 below) have not been approved (the “Warrant”).
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in Sterling Financial Corporation’s (“Sterling’s”) Quarterly Report on Form 10-Q filed on August 9, 2010 (the “10-Q”), 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus X Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus X, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,366,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

68,366,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,366,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Does not include 1,709,150 shares of Series B Preferred Stock (or 786,209,000 shares of Common Stock on an as-converted basis). The holders of Series B Preferred Stock vote, together as a single class, with the holders of the Common Stock and the holders of Series D Preferred Stock. The Series B Preferred Stock is not convertible at the option of the holder, but will mandatorily convert into shares of Common Stock upon approval of the Stockholder Proposals (as defined in Item 4 below). It also does not include the exercise of the Warrant.
(3) Calculation based on 722,940,859 shares of Common Stock, which includes 52,190,859 shares outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued to investors in a private placement on August 26, 2010, 378,750,000 shares of Common Stock issued to the U.S. Department of the Treasury on August 26, 2010, and 68,366,000 shares of Common Stock issued to affiliates of Thomas H. Lee Partners, L.P. on August 26, 2010. It does not include (i) the conversion of all of the outstanding Series B Preferred Stock and outstanding Series D Preferred Stock into Common Stock, which is subject to approval of the Stockholder Proposals (as defined in Item 4 below), or (ii) the exercise of the Warrant.

CUSIP No.	859319105
Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.
Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of Sterling Financial Corporation, a Washington corporation (“Sterling”). The principal executive offices of Sterling are located at 111 North Wall Street, Spokane, Washington 99201.
Item 2. Identity and Background
(a) This Statement is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X, LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.
(b) The address of the principal business of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto, which is incorporated herein by reference.
(c) The principal business of WP X is that of making private equity and related investments. The principal business of WP X LP is acting as general partner of WP X. The principal business of WP X LLC is acting as general partner of WP X LP. The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP X LLC. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP LLC is managing certain private equity funds, including WP X. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.
(d) During the last five years, none of the Warburg Pincus Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor, to the knowledge of the Reporting Persons, have any of the partners, members or managing directors named on Schedule I.
(e) During the last five years, none of the Warburg Pincus Reporting Persons, nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the partners, members or managing directors named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I is a citizen of the United States of America.

CUSIP No.	859319105
Item 3. Source and Amount of Funds or Other Consideration
As more fully described in Item 4 below, on May 25, 2010, Sterling and WP X entered into an Investment Agreement (as amended on August 19, 2010, the “Investment Agreement”). Pursuant to the Investment Agreement and immediately upon the Closing, as defined therein, WP X purchased 68,366,000 shares of Common Stock, par value $0.00 per share (“Common Stock”), 1,709,150 shares of Series B Mandatorily Convertible Participating Voting Preferred Stock (“Series B Preferred Stock”), and a warrant exercisable, subject to certain conditions, to purchase 86,625,000 shares of Common Stock (the “Warrant”) for an aggregate purchase price of $170,915,000 in cash (the “Investment”)1. The funds used by WP X were obtained from the working capital of WP X.
Item 4. Purpose of the Transaction
WP X acquired the Securities in the ordinary course of business because of the belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment. Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in Sterling through shares of Common Stock or other capital stock of Sterling in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of Sterling’s capital stock, subsequent developments affecting Sterling, Sterling’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.
The Investment
Pursuant to the Investment Agreement and immediately upon the Closing, as defined therein, WP X purchased (i) 68,366,000 shares of Common Stock, no par value per share (“Common Stock”), (ii) 1,709,150 shares of Series B Mandatorily Convertible Participating Voting Preferred Stock, no par value per share and liquidation preference $4.60 per share, of Sterling (“Series B Preferred Stock”) (the conversion of which is subject to certain conditions described further below), and (ii) a warrant exercisable to purchase 86,625,000 shares of Common Stock, if the Stockholder Proposals (as defined below) have been approved, or exercisable to purchase 188,315 shares of Series B Stock if the Stockholder Proposals (as defined below) have not been approved (the “Warrant”, and collectively with the securities in clauses (i) and (ii), the “Securities”) for an aggregate purchase price of $170,915,000 in cash (the “Investment”). If the shareholders of Sterling approve the Stockholder Proposals (as defined below), and upon such approval, all Series B Preferred Stock will convert automatically into Common Stock at a conversion rate, subject to customary adjustments, of 460 shares of Common Stock for each share of Series B Preferred Stock. WP X has agreed that it and its affiliates will not acquire collectively more than 24.9% of the outstanding shares of any class of Sterling voting securities or make any acquisition that would result in WP X or its affiliates owning, collectively, more than 33.3% of the total equity of Sterling as those terms are defined in the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder (the “Ownership Limit”).
Sterling also entered into an investment agreement with certain affiliates of Thomas H. Lee Partners, L.P. (“TH Lee”) pursuant to which TH Lee made an investment in Sterling (the “TH Lee Investment”) on the same terms and in the same amount as WP X and received the same amount and type of securities as WP X, including a warrant to purchase 86,625,000 shares of Common Stock on the same terms and conditions as the Warrant (the “THL Warrant”, and together with the Warrant, the “Warrants”), pursuant to the second amended and restated investment agreement between Sterling and TH Lee, dated as of May 25, 2010 (as amended on August 19, 2010).
Sterling also entered into an exchange agreement, dated as of April 29, 2010, as amended (the “Exchange Agreement”), between Sterling and the United States Department of Treasury (the “Treasury”), pursuant to which Sterling (i) exchanged 303,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “TARP Preferred Stock”), held by the Treasury for 303,000 shares of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series C (the “Series C Stock”), which shares were then converted into 378,750,000 shares of Common Stock, and (ii) amended the warrant held by Treasury to purchase 6,437,677 shares of the Common Stock at an exercise price of $7.06 per share (the “TARP Warrant”) to, among other things, reduce the exercise price thereof to $0.20 per share (collectively, the “TARP Exchange”).
On August 26, 2010, Sterling also sold (i) 155,268,000 shares of Common Stock, and (ii) 3,881,700 shares of Series D Convertible Participating Voting Preferred Stock, no par value and liquidation preference $4.60 per share (the “Series D Preferred Stock”), in multiple simultaneous private placement transactions to investors (the “Other Private Placements”). The terms of the Series D Preferred Stock are substantially identical to the Series B Preferred Stock, except that the Series D Preferred Stock will not bear cumulative dividends in the event the Shareholder Proposals have not been approved by a certain date.

[1]	The Common Stock, Series B Preferred Stock and the Warrant described above (collectively, the “Securities”) are currently held by Warburg Pincus Private Equity X, L.P.; however, Warburg Pincus Private Equity X, L.P. contemplates allocating a portion of the Securities to Warburg Pincus X Partners, L.P.

CUSIP No.	859319105
The following is a description of the material terms of the Investment Agreement and the Securities:
Stockholder Proposals. Pursuant to the Investment Agreement, Sterling is required to seek the approval of its stockholders to (i) amend the Articles of Incorporation to increase the number of authorized shares of Common Stock to at least 10,000,000,000 shares or such larger number as the Board of Directors determines in its reasonable judgment is necessary to effectuate the conversion of the Series B Stock, Series C Stock and the Series D Stock into, and exercise of the Warrants and the TARP Warrant for, Common Stock and (ii) approve the conversion of the Series B Stock and the Series D Stock into, and exercise of the Warrants for, Common Stock in accordance with the respective terms of the Series B Shares, Series D Shares and the Warrant (the “Stockholder Proposals”). In addition, promptly following the receipt of the Stockholder Proposals described in clause (i) above, the Company shall call a special meeting of its stockholders to amend the Articles of Incorporation to adopt certain restrictions on acquisitions and dispositions of securities by persons that hold, or intend to acquire, 5% or more of the value of the Common Shares of the Company (the “Charter Amendment Proposal”).
Board Representation. Pursuant to the Investment Agreement, effective as of August 26, 2010, Sterling appointed David A. Coulter to the Board of Directors of Sterling (the “Board”). WP X’s right to appoint a member of the Board will remain in effect for so long as WP X owns at least 4.9% or more (subject to adjustment as described below) of all of the outstanding shares of Common Stock (counting (i) as shares of Common Stock owned by WP X and outstanding, all shares of Common Stock into which Series B Shares or the Warrant owned by WP X are convertible or exercisable and (ii) as shares outstanding, (A) all shares of Common Stock into which shares of Series D Stock then outstanding are convertible or exercisable and (B) excluding all Common Shares issued by Sterling after the Closing Date other than as contemplated by the Investment Agreement and the Securities) (a “Qualifying Ownership Interest”). In addition, the Investment Agreement contains a provision that requires Sterling to provide WP X with any terms it provides to other investors that are more favorable than the terms it provides to WP X. Because Sterling has provided investors in the Other Private Placements a “Qualifying Ownership Interest” minimum ownership threshold of 3.0% for the one year period following August 26, 2010 (which is more favorable than WP X’s minimum ownership threshold of 4.9%), WP X is also entitled to the 3.0% minimum ownership threshold for this period.
The Board will cause Mr. Coulter to be appointed to the Personnel Committee and Nominating Committee of the Board so long as he or any future designee of WP X qualifies to serve on such committees under applicable rules of the NASDAQ, the Securities Exchange Commission, Sterling’s corporate governance guidelines, the charter of such committees and other applicable regulatory requirements. Sterling is required to recommend to its stockholders the election of Mr. Coulter or another designee of WP X to the Board at Sterling’s annual meeting, subject to satisfaction of all legal and governance requirements, for as long as WP X holds a Qualifying Ownership Interest. So long as it holds a Qualifying Ownership Interest, WP X may also, subject to applicable law, appoint a non-voting Board observer to attend meetings of the Board.
Standstill. Pursuant to the Investment Agreement, WP X has agreed that it, together with its affiliates, will not have the ability to exercise any voting rights of any Securities in excess of 24.9% of the total outstanding voting securities of the Sterling. In addition, WP made certain commitments, which are described more fully in Item 6 below and attached hereto as Exhibit 4. Among these commitments is that the combined voting and nonvoting equity interests owned or controlled by WP, its affiliates (including WP X), and its officers and directors will not exceed 25% of the total equity capital of Sterling or of any of its subsidiaries; however, if WP, its affiliates (including WP X), and its officers and directors own, hold, or have the power to vote, combined less than 15% of the outstanding shares of any classes of voting securities of Sterling, they may own or control up to 33.3% of the total equity capital of Sterling or any of its subsidiaries.
Transfer Restrictions. In addition, WP X may not transfer any direct or indirect interest in any Securities to acquire Securities of Sterling to the extent that such transfer, if effective, would cause the transferee to own or control 4.95% or more of the issued and outstanding securities of Sterling or would cause such ownership of the transferee to increase from 4.95% to a greater percentage of ownership. WP X also may not transfer any securities or options to acquire any securities of Sterling to any individual or entity without the approval of the Board of Directors until August 26, 2013 (subject to extension by the Board for up to three years). Notwithstanding these restrictions, WP X may transfer securities if certain conditions are satisfied, including, without limitation, any of the following: (i) prior to the consummation of such transfer, the Board of Directors, in its sole discretion, approves the transfer, (ii) such transfer is pursuant to any transaction, including a merger or consolidation, in which all holders of Stock receive, or are offered the same opportunity to receive, cash or other consideration for all such Stock, and upon the consummation of which the transferee will own at least a majority of the outstanding shares of Stock or (iii) such transfer is pursuant to the exercise by WP X or a permissible transferee of a warrant issued to WP X pursuant to the Investment Agreement.

CUSIP No.	859319105
Series B Preferred Stock. The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Articles of Amendment to Sterling’s Restated Articles of Incorporation filed with the Secretary of State of Washington on August 26, 2010 (the “Articles of Amendment”), which is set forth in Exhibit 5 hereto. Under the terms of the Series B Preferred Stock holders of the Series B Preferred Stock are entitled to (i) receive non-cumulative dividends and other distributions as declared and paid by Sterling to all holders of Common Stock on the same basis and in the same amount as if the Series B Preferred Stock were converted into Common Stock, (ii) receive, if the Stockholder Proposals are not approved by shareholders by 120 days after closing and until such time that the Stockholder Proposals are approved by shareholders, an additional cumulative cash dividend payment on a quarterly basis, payable in arrears, at a per annum rate of 15% on the stated amount of $92.00 per share of Series B Preferred Stock (“Additional Dividend”), (iii) vote together as a single class with the holders of Common Stock and the holders of any other series or class of stock entitled to vote with the holders of Common Stock in the election of directors and on all other matters submitted to the vote of shareholders of Sterling, except for certain matters for which a separate series or class vote is required by applicable law or by the terms of the Series B Preferred Stock, (iv) receive, in the event of the liquidation, dissolution or winding up of the affairs of Sterling, (x) a liquidation preference equal to $4.60, (y) a payment equal to declared but unpaid dividends and accrued Additional Dividends, and (z) an amount equal to the excess over $4.60, if any, of the amount of assets or proceeds distributable to the Common Stock holders divided by the number of shares of Common Stock outstanding, including Series B Preferred Stock, any series or class of stock at parity with Series B Preferred Stock, and instruments convertible into any of such stock. If the shareholders approve the Stockholders Proposals, and upon such approval, all Series B Preferred Stock will convert automatically into Common Stock at a conversion rate, subject to certain adjustments, of 460 shares of Common Stock for each share of Series B Preferred Stock.
Warrant. The Warrant issued to WP X has a term of seven years and is exercisable, in whole or in part, to purchase 86,625,000 shares of Common Stock at an exercise price of $0.22 per share, subject to certain adjustments. Until such time that the shareholders of Sterling approve the Stockholder Proposals, WP X may exercise the Warrant for a number of shares of Series B Preferred Stock that would, on an as-converted basis according to the terms of the Series B Preferred Stock, be equal to the number of shares of Common Stock for which the Warrant is exercisable. The Warrant may not, however, be exercised to the extent that it would cause WP X, together with its affiliates, to own more than 24.9% of a class of Sterling’s voting securities as defined under the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder.
The foregoing summary of the Investment Agreement, the Series B Preferred Stock and the Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, Articles of Amendment for the Series B Preferred Stock and the Warrant attached hereto as Exhibit 2, Exhibit 5 and Exhibit 6, respectively, and incorporated herein by reference.
On April 14, 2010, Sterling adopted a shareholder rights plan (“Rights Plan”), which provides an economic disincentive for any one person or group to become an owner, for relevant tax purposes, of 5% or more of Sterling’s shares (a “Threshold Holder”) and for any existing Threshold Holder to acquire more than a specified amount of additional shares, subject to certain exceptions. The foregoing summary of the Rights Plan is not intended to be complete and is qualified in its entirety by reference to the full text of the Plan, attached hereto as Exhibit 3 and incorporated herein by reference.
Additional Disclosure
Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals that relate to or would relate to or result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) On August 26, 2010, WP X may be deemed to beneficially own 68,366,000 shares of Common Stock (or 9.46% of Common Stock, based on 52,190,859 shares of Common Stock outstanding as of July 29, 2010 as reported in the 10-Q, 155,268,000 shares of Common Stock issued in the Other Private Placements, 378,750,000 shares of Common Stock issued in the TARP Exchange and 68,366,000 shares of Common Stock issued to TH Lee in connection with the TH Lee Investment). As described in Item 4, the Warburg Pincus Reporting Persons do not have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s ownership of (i) 1,709,150 shares of Series B Preferred Stock, which converts into Common Stock only after the Stockholder Proposals have been approved, or (ii) the Warrant, exercisable to purchase 86,625,000 shares of Common Stock, if the Stockholder Proposals have been approved, or exercisable to purchase 188,315 shares of Series B Stock, if the Stockholder Proposals have not been approved. Because of their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to share voting and disposition power with respect to the 68,366,000 shares of Common Stock reported herein. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock, shares of the Series B Preferred Stock, and the Warrant, of which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.

CUSIP No.	859319105
(b) See Item 5(a) above.
(c) Not applicable.
(d) No person (other than the Warburg Pincus Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Warburg Pincus Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses set forth in Item 4 hereof are incorporated by reference in their entirety.
In connection with the Investment, WP X made certain commitments (the “Commitments”) to the Board of Governors of the Federal Reserve System to ensure that WP X will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of Sterling or any of its subsidiaries for purposes of the Bank Holding Company Act of 1956. The Commitments are attached hereto as Exhibit 4 and are incorporated herein by reference.
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons entered into an agreement on September 3, 2010 with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Sterling.
Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of September 3, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X, LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

Exhibit 2	Investment Agreement, dated as of May 25, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on May 27, 2010) and amendment thereto, dated as of August 19, 2010 (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on August 20, 2010).

Exhibit 3	Shareholder Rights Plan, dated as of April 14, 2010, between Sterling Financial Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Sterling’s Current Report on Form 8-K, filed on April 15, 2010).

Exhibit 4	Passivity Commitments Letter, dated as of August 23, 2010, from Warburg Pincus Private Equity X, L.P. to the Board of Governors of the Federal Reserve System.

Exhibit 5	Articles of Amendment of Convertible Participating Voting Preferred Stock, Series B, Sterling Financial Corporation (incorporated by reference to Exhibit 3.3 to Sterling’s Current Report on Form 8-K, filed on August 30, 2010).

Exhibit 6	Warrant, dated as of August 26, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P.

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SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 3, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X, LLC
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

CUSIP No.	859319105

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

CUSIP No.	859319105
INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 3, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

Exhibit 2	Investment Agreement, dated as of May 25, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on May 27, 2010) and amendment thereto, dated as of August 19, 2010 (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on August 20, 2010).

Exhibit 3	Shareholder Rights Plan, dated as of April 14, 2010, between Sterling Financial Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Sterling’s Current Report on Form 8-K, filed on April 15, 2010).

Exhibit 4	Passivity Commitments Letter, dated as of August 23, 2010, from Warburg Pincus Private Equity X, L.P. to the Board of Governors of the Federal Reserve System.

Exhibit 5	Articles of Amendment of Convertible Participating Voting Preferred Stock, Series B, Sterling Financial Corporation (incorporated by reference to Exhibit 3.3 to Sterling’s Current Report on Form 8-K, filed on August 30, 2010).

Exhibit 6	Warrant, dated as of August 26, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P.

CUSIP No.	859319105
Schedule I
Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

*	New York limited partnership; primary activity is ownership interest in WP

**	Delaware limited partnership; primary activity is ownership interest in WP

CUSIP No.	859319105
MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (5)	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong

(2)	Citizen of Canada

(3)	Citizen of United Kingdom

(4)	Citizen of Hungary

(5)	Citizen of India

(6)	Citizen of Italy
As of August 1, 2010